SANDSTORM GOLD TO RELEASE 2018 FIRST QUARTER RESULTS ON MAY 9

Vancouver, British Columbia — May 4, 2018 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) will release its 2018 first quarter results on Wednesday, May 9, 2018 after markets close.

A conference call will be held on Thursday, May 10, 2018 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688
North American Toll-Free: (+1) 888 390 0546
Conference ID: 09308101
Webcast URL: https://bit.ly/2I4H555

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital, and in return, receives the right to a percentage of the gold produced from the mine, for the life of the mine. Sandstorm has acquired a portfolio of 179 royalties, of which 20 of the underlying mines are producing. Sandstorm continues to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit:  www.sandstormgold.com

CONTACT INFORMATION

Erfan Kazemi	Kim Forgaard
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1164